Dimensional

February 28, 2011

Via EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
Judiciary Plaza–Room 5422
100 F Street, N.E.
Washington, D.C.  20549-9303

Attention:  Ms. Linda Stirling

Re:	DFA Investment Dimensions Group Inc.
File Nos. 2-73948 and 811-3258

Dear Ms. Stirling:

On behalf of DFA Investment Dimensions Group Inc. (the “Registrant”), the following are the responses to the Staff’s comments conveyed with regard to Post-Effective Amendment Nos. 123/124 to the Registration Statement of the Registrant (the “Amendment”) relating to the DFA California Intermediate-Term Municipal Bond Portfolio and DFA Investment Grade Portfolio, filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 15, 2010, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(2) under the Securities Act of 1933, as amended.

Each SEC Staff comment is summarized below, followed by the Registrant’s responses to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

1.           Comment.  Please delete the disclosure on the front cover of each Prospectus that states: “The Portfolio described in this Prospectus is generally only available to institutional investors and clients of registered investment advisors.”

Response.  The instruction to Item 1 of Form N-1A states that “a Fund may include on the front cover page . . . any additional information, subject to the requirement set out in General Instruction C.3(b).”  General Instruction C.3(b) states that a Fund may include, except in response to Items 2 through 8, information that is not otherwise required so long as the information is not incomplete, inaccurate, or misleading and does not, because of the nature, quantity, or manner of presentation, obscure or impede understanding of the information that is required to be included.  The Registrant does not believe that the inclusion of this statement on the front cover of each Prospectus will obscure or impede the understanding of the information that is required to be included.

2.           Comment.  Please revise the footnote to the “Annual Fund Operating Expenses” table to clarify that “other expenses” and “acquired fund fees and expenses” are based on anticipated expenses for the fiscal year ending October 31, 2011.

Response.  The footnote has been revised as requested.

U.S. Securities and Exchange Commission
February 28, 2011

3.          Comment.  Please delete the phrase “not on interest rate forecasting or market timing” from the first sentence under the heading “Principal Investment Strategies” in the Prospectus for the DFA California Intermediate-Term Municipal Bond Portfolio.

Response.  The Registrant does not believe that deleting this phrase is appropriate. The Registrant believes that this phrase coveys an important component of the Advisor’s philosophy with respect to construction of the Portfolio’s investment portfolio. As stated earlier in this first sentence, the Advisor takes a long-term view with a systematic focus on bond market risk and return in selecting fixed income securities. The Portfolio believes that the phrase identified above helps to explain that the Portfolio invests with a long term view rather than utilizing short-term trading strategies.

4.           Comment.  Please confirm that the DFA California Intermediate-Term Municipal Bond Portfolio will not invest more than 25% of its assets in industrial development bonds in a single industry.

Response.  The Portfolio does not intend to invest more than 25% of its assets in industrial development bonds in a single industry.

5.           Comment.  Please provide disclosure specific to the economic conditions in California in the risk entitled, “State-Specific Risk” in the Prospectus for the DFA California Intermediate-Term Municipal Bond Portfolio.

Response.  The disclosure has been modified as requested.

6.           Comment.  Under the heading “Purchase and Redemption of Fund Shares,”  delete the following sentence:  “All investments are subject to approval of the Advisor.”

Response.  The Registrant believes that this sentence is necessary to avoid purchase requests from individuals who do not meet a Portfolio’s criteria for investment.

7.           Comment.  Will the DFA California Intermediate-Term Municipal Bond Portfolio provide 60 days notice before changing its investment objective?

Response.  The Portfolio has adopted a fundamental investment objective that may not be changed without a shareholder vote.

8.           Comment.  Please include “securities lending risk” as a “Principal Risk” in the Prospectus for the DFA California Intermediate-Term Municipal Bond Portfolio.

Response.  The requested disclosure has been added.

9.           Comment.  Please remove the paragraph regarding arbitrage market timing from the section entitled, “Policy Regarding Excessive or Short-Term Trading” in the Prospectus for the DFA California Intermediate-Term Municipal Bond Portfolio.

U.S. Securities and Exchange Commission
February 28, 2011

Response.  The paragraph has been deleted.

10.           Comment.  The DFA Investment Grade Portfolio includes the phrase “maximize total returns” in its investment objective. Please include a statement after the Portfolio’s investment objective that total return is comprised of income and capital appreciation.

Response.  The additional disclosure has been added.

11.           Comment.  Please add a footnote disclosing the terms of the Fee Waiver Agreement for the DFA Investment Grade Portfolio.

Response.  The footnote has been added.

12.           Comment.  Please add disclosure to the “Principal Investment Strategies” section of the Prospectus for the DFA Investment Grade Portfolio that explains how allocation decisions are made with respect to allocating assets among the Underlying Funds.

Response.  The requested disclosure has been added.

13.           Comment.  The investment limitation concerning commodities discusses limitations regarding physical commodities.  The investment limitation should be revised to disclose more broadly each Portfolio’s restrictions with respect to investment in commodities generally.

Response.  The Registrant believes that its current investment limitation which discusses restrictions on investments in physical commodities, currencies and futures and options thereon meets the requirements of Section 8 of the 1940 Act to recite each Portfolio’s policy with respect to investment in commodities. The Registrant believes that its limitation discusses the investments generally defined as actual commodities and notes that this limitation is similar to the limitation on investment in commodities utilized by other mutual funds in the industry. In addition, each Portfolio’s investment limitation is identical to the investment limitation presented in a proxy statement and approved by shareholders for 89 series in the Dimensional Funds Complex at shareholder meetings held in June 2009. The commodities limitation was one of several investment limitations contained in a complex wide proxy statement, which was reviewed by the Staff of the SEC. The investment limitations presented in the proxy statement were submitted for approval by shareholders in order to provide standardized investment limitations across all series of the complex and, therefore, the Registrant adopted the current language of the standardized investment limitation for commodities for the Portfolios, which the Registrant believes is appropriate.

* * * * * *

In connection with the Registrant’s response to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Registrant acknowledges that:  (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or

U.S. Securities and Exchange Commission
February 28, 2011

changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

Please do not hesitate to contact Ms. Cresswell at (215) 564-8048, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/Carolyn L. O
Carolyn L. O, Esq.
Vice President
DFA Investment Dimensions Group Inc.